UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

REPUBLIC SERVICES, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

760759100

(CUSIP Number)

August 3, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 760759100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cascade Investment, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization State of Washington

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 27,192,451(1)

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 27,192,451(1)

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,192,451(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 14.4%

12.	Type of Reporting Person (See Instructions) OO

(1) For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all Common Stock held by Cascade Investment, L.L.C. (“Cascade”) may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.  Michael Larson, the Business Manager of Cascade, has voting and investment power with respect to the Common Stock held by Cascade.  Mr. Larson disclaims any beneficial ownership of the Common Stock beneficially owned by Cascade or Mr. Gates.

CUSIP No. 760759100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Bill & Melinda Gates Foundation Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization State of Washington

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 1,350,000(1)

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 1,350,000(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,350,000(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) .7%

12.	Type of Reporting Person (See Instructions) OO

(1) For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all Common Stock held by the Bill & Melinda Gates Foundation Trust (“BMGFT”) may be deemed to be beneficially owned by William H. Gates III and Melinda French Gates as Co-Trustees of BMGFT.  Michael Larson acts with investment discretion for Mr. and Mrs. Gates, as Co-Trustees of BMGFT, in respect of the Common Stock owned by BMGFT.  Mr. Larson disclaims any beneficial ownership of the Common Stock beneficially owned by BMGFT or Mr. and Mrs. Gates.

CUSIP No. 760759100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William H. Gates III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 27,192,451(1)

	6.	Shared Voting Power 1,350,000(2)

	7.	Sole Dispositive Power 27,192,451(1)

	8.	Shared Dispositive Power 1,350,000(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,542,451(1)(2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 15.1%

12.	Type of Reporting Person (See Instructions) IN

(1) Cascade Investment, L.L.C. (“Cascade”) owns 27,192,451 shares of Common Stock. For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all Common Stock held by Cascade may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.  Michael Larson, the Business Manager of Cascade, has voting and investment power with respect to the Common Stock held by Cascade.  Mr. Larson disclaims any beneficial ownership of the Common Stock beneficially owned by Cascade or Mr. Gates.

(2) Bill & Melinda Gates Foundation Trust (“BMGFT”) owns 1,350,000 shares of Common Stock.  For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all Common Stock held by BMGFT may be deemed to be beneficially owned by William H. Gates III and Melinda French Gates as Co-Trustees of BMGFT.  Mr. Larson acts with investment discretion for Mr. and Mrs. Gates, as Co-Trustees of BMGFT, in respect of the Common Stock owned by BMGFT.  Mr. Larson disclaims any beneficial ownership of the Common Stock beneficially owned by BMGFT or Mr. and Mrs. Gates.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Melinda French Gates

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 1,350,000(1)

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 1,350,000(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,350,000(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) .7%

12.	Type of Reporting Person (See Instructions) IN

(1) For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all Common Stock held by the Bill & Melinda Gates Foundation Trust (“BMGFT”) may be deemed to be beneficially owned by William H. Gates III and Melinda French Gates as Co-Trustees of BMGFT.  Michael Larson acts with investment discretion for Mr. and Mrs. Gates, as Co-Trustees of BMGFT, in respect of the Common Stock owned by BMGFT.  Mr. Larson disclaims any beneficial ownership of the Common Stock beneficially owned by BMGFT or Mr. and Mrs. Gates.

EXPLANATORY NOTE

This Amendment No. 7 to Schedule 13G is being filed to report a change in the reporting persons’ ownership percentage as a result of a decrease in the number of shares of Common Stock of Republic Services, Inc. (the “Issuer”) outstanding, as reported in the Issuer’s Form 10-Q for the quarter ended June 30, 2007, filed on August 3, 2007.  The reporting persons have not acquired any shares of the Issuer’s Common Stock since the filing of Amendment No. 6 in February 2006.  The increase in the number of shares held by the reporting persons since the filing of Amendment No. 6 is the result of a 3-for-2 stock split in the form of a stock dividend, effective on March 16, 2007, to stockholders of record as of March 5, 2007.

Item 1.
	(a)	Name of Issuer Republic Services, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 110 South East 6th Street, 28th Floor, Fort Lauderdale, FL 33301

Item 2.
	(a)	Name of Person Filing Cascade Investment, L.L.C. (“Cascade”), Bill & Melinda Gates Foundation Trust (“BMGFT”), Melinda French Gates and William H. Gates III.*
(b)

Address of Principal Business Office or, if none, Residence
Cascade — 2365 Carillon Point, Kirkland, Washington 98033
BMGFT — 1551 Eastlake Avenue E., Seattle, Washington 98102
Mr. Gates — One Microsoft Way, Redmond, Washington 98052
Mrs. Gates — 2365 Carillon Point, Kirkland, Washington 98033

(c)

Citizenship
Cascade is a limited liability company organized under the laws of the State of Washington.
BMGFT is a charitable trust organized under the laws of the State of Washington.
Both Mr. and Mrs. Gates are citizens of the United States of America.

	(d)	Title of Class of Securities Common Stock, par value $0.01 per share
	(e)	CUSIP Number 760759100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable.

*Neither the present filing nor anything contained herein shall be construed as an admission that Cascade, BMGFT or Mr. and Mrs. Gates constitute a “person” for any purpose other than Section 13(g) of the Securities Exchange Act of 1934, or that Cascade, BMGFT and Mr. and Mrs. Gates constitute a “group” for any purpose.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: See the responses to Item 9 on the attached cover pages.
(b) Percent of class: See the responses to Item 11 on the attached cover pages.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote See the responses to Item 5 on the attached cover pages.
(ii) Shared power to vote or to direct the vote See the responses to Item 6 on the attached cover pages.
(iii) Sole power to dispose or to direct the disposition of See the responses to Item 7 on the attached cover pages.
(iv) Shared power to dispose or to direct the disposition of See the responses to Item 8 on the attached cover pages.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
See Exhibit 99.1

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 24, 2007

CASCADE INVESTMENT, L.L.C. (1)

By	/s/ Michael Larson
Name:	Michael Larson
Title:	Business Manager

BILL & MELINDA GATES FOUNDATION TRUST (1)

By	/s/ Michael Larson
Name:	Michael Larson(2)
Title:	Attorney-in-fact for each of the Co-Trustees, William H. Gates III and Melinda French Gates

WILLIAM H. GATES III (1)

By	/s/ Michael Larson
Name:	Michael Larson(2)(3)
Title:	Attorney-in-fact

MELINDA FRENCH GATES(1)

By:	/s/ Michael Larson
Name:	Michael Larson(2)
Title:	Attorney-in-fact

(1)  This amendment is being filed jointly by Cascade Investment, L.L.C., Bill & Melinda Gates Foundation Trust (formerly known as Bill & Melinda Gates Foundation), William H. Gates III, and Melinda French Gates pursuant to the Joint Filing Agreement dated February 14, 2006, which was included with the signature page to Cascade Investment, L.L.C.’s Amendment No. 6 to Schedule 13G with respect to Republic Services, Inc. filed on February 15, 2006, SEC File No. 005-54333, and is incorporated by reference herein.

(2)  Duly authorized under Special Power of Attorney appointing Michael Larson attorney-in-fact, dated November 13, 2006, by and on behalf of William H. Gates III and Melinda French Gates, as Co-Trustees of the Bill & Melinda Gates Foundation Trust, filed as Exhibit 99.1 to the Bill & Melinda Gates Foundation Trust’s Amendment No. 3 to Schedule 13G with respect to Coca-Cola FEMSA, S.A. de C.V. on February 13, 2007, SEC File No. 005-52421, and incorporated by reference herein.

(3)  Duly authorized under Special Power of Attorney appointing Michael Larson attorney-in-fact, dated February 3, 2006, by and on behalf of William H. Gates III, filed as Exhibit 99.1 to Cascade Investment, L.L.C.’s Amendment No. 2 to Schedule 13G with respect to Arch Capital Group Ltd. on March 7, 2006, SEC File No. 005-45257, and incorporated by reference herein.